ArcelorMittal announces financial calendar

Luxembourg, 19 October 2007 - ArcelorMittal today announces its financial calendar for 2008 and the remainder of 2007.

Earnings results announcement
14th November 2007	Results for 3rd quarter 2007 and 9 months 2007
13th February 2008	Results for 4th quarter 2007 and 12 months 2007
14th May 2008	Results for 1st quarter 2008
6th August 2008	Results for 2nd quarter 2008 and 6 months 2008
6th November 2008	Results for 3rd quarter 2008 and 9 months 2008

Institutional investor events

2nd & 3rd April 2008	Investor day in North America

17th & 18th September 2008	Investor day in Europe

Individual investor event

17th June 2008	Pan-European Individual Shareholder events

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billions, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid (MTS) and Valencia.

Contact information ArcelorMittal Investor Relations Continental Europe +352 4792 2414 UK/Asia/Africa +44 207 543 1172 Americas +1 312 899 3569 Retail +352 4792 2434 Bonds/Credit +33 1 71 92 10 26
Contact information ArcelorMittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000

ArcelorMittal Corporate Communications
Nicola Davidson                         +44 207 543 1162 / 1172

Jean Lasar                                 +352 4792 2359

Maitland Consultancy:

Tom Siveyer / Martin Leeburn   +44 20 7379 5151
Belgium

Charles-Hubert Gernaert, Comfi, +32 2 290 90 90

North America

Bill Steers                               +1 312 899 3817

Netherlands
Leon Melens, Smink, Van der Ploeg & Jongsma, +31 20 647 81 81
Germany

Phoebe Kebbel, Herring Schuppener, +49 69 92 18 74 77
France

Sandra Luneau                       +33 1 71 92 00 58

Anne France Malrieu / Grégoire Lucas, Image 7  +33 1 5370 7470
Spain

Ignacio Agreda                     +34 94 489 4162

Oscar Fleites                         +34 98 512 60 29

Keith Grant                           +34 639 760 397